manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

April 6, 2018

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Sara von Althann
Office of Real Estate and Commodities

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A Post-Qualification Amendment No. 1

Filed March 29, 2018
File No. 024-10758

Dear Ms. McManus and Ms. von Althann:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated April 5, 2018 (the “Comment Letter”) in connection with the Company’s Post-Qualification Amendment No. 1 to its Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on March 29, 2018.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement.

General

1.	Please file a consent from your independent accounting firm for the use of its report on your financial statements in the offering statement.

Response: The Company has filed the consent from its independent accounting firm for the use of its report on the Company’s financial statements in the Company’s Offering Statement through Post-Qualification Amendment No. 3 dated April 6, 2018.

The Company would also like to advise the Commission that no member of FINRA has been engaged in connection with the Offering Statement.

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We thank you for your prompt attention to this letter responding to the previously submitted Registration Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer

Groundfloor Finance Inc.